Exhibit 99.1

THE INX DIGITAL COMPANY INC.

(FORMELY: VALDY INVESTMENT LTD.)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - -

THE INX DIGITAL COMPANY INC.

CONSOLIDATED INTERIM BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	46,608	24,581
Cash and cash equivalents held in Reserve Fund	18,645	21,987
Receivable from related parties	29	15
Trade receivable	953	834
Customer funds	4,892	4,270
Prepaid expenses and other receivables	1,084	2,368
Total current assets	72,211	54,055

Non-current assets:
Property, plant and equipment, net	266	160
Digital assets	2,513	1,000
Long term investments held in Reserve Fund	17,378	14,036
Other financial assets	400	400
Intangible assets, net	4,277	4,394
Goodwill	2,425	2,455
Loan receivable from related parties	1,015	1,015
Rights-of-use-assets, net	1,699	987
	29,973	24,447

Total Assets	102,184	78,502

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	2,366	2,564
Accrued bonuses	-	606
Funds due to customers	4,892	4,270
Lease liability	508	319
INX Token liability	164,597	282,642
INX Token warrant liability	6,116	9,814
Contingent consideration liability	400	400
Total current liabilities	178,879	300,615

Non-current liabilities:
Warrant liability	4,553	-
Lease liability	1,315	821
Total non-current liabilities	5,868	821

Equity:
Share capital and share premium	53,172	24,198
Contribution to equity by controlling shareholder	582	582
Foreign currency translation reserve	104	188
Treasury shares, at cost	(10)	-
Accumulated deficit	(136,411)	(247,902)
Total equity (deficit)	(82,563)	(222,934)

Total Liabilities and Equity	102,184	78,502

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

		Three months ended March 31,
		2022	2021
	Note	(Unaudited)
Income:
Revenues (primarily from brokerage fees)		1,561	-

Operating expenses (income):
Research and development		253	1,608
Sales and marketing		2,251	2,909
General and administrative		1,706	5,783
Fair value adjustment of INX Token warrant liability to employees and service providers		(3,698)	-

Income (loss) from operations		1,049	(10,300)

Fair value adjustment of INX Token liability	5	118,045	-
Finance income (expenses)		(1,728)	124
Listing expenses	3	(5,875)	-

Net Income (loss)		111,491	(10,176)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements from functional currency to presentation currency		84	-

Total Comprehensive Income (loss)		111,575	(10,176)

Earnings (Loss) per share, basic		$0.56	$(0.07)
Earnings (Loss) per share, diluted		$0.53	-
Weighted average number of shares outstanding, basic		200,046,764	147,976,845
Weighted average number of shares outstanding, diluted		210,718,214	-

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share	Contribution to equity by controlling	Foreign currency translation	Treasury	Accumulated	Total
	Shares	premium	shareholder	reserve	shares	deficit	deficiency

Balance as of January 1, 2022	167,331,410	24,198	582	188		(247,902)	(222,934)
Net income	-	-	-	-		111,491	111,491
Other comprehensive income	-	-	-	(84)		-	(84)
Issuance of shares for reverse takeover transaction	5,124,740	4,372	-	-		-	4,372
Issuance of private placement shares, net of issuance costs	31,680,000	25,336	-	-		-	25,336
Share based compensation to advisors	-	1,834	-	-		-	1,834
Share based compensation	-	(2,568)	-	-		-	(2,568)
Repurchase of shares	(15,500)	-	-	-	(10)		(10)

Balance as of March 31, 2022 (unaudited)	204,120,650	53,172	582	104	(10)	(136,411)	(82,563)

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share	Receivable on account of	Conversion option of convertible	Accumulated	Total
	Shares	premium	shares	Loans	deficit	deficiency

Balance as of December 31, 2020	143,038,761	$10,884	(9)	$46	$(32,667)	$(21,746)
Total comprehensive loss	-	-	-	-	(10,176)	(10,176)
Conversion of CLA	10,029,193	194	-	(46)	-	148
Conversion of SAFE	3,980,843	1	-	-	-	1
Exercise of SAFE warrant	3,206,903	570	-	-	-	570
Share-based payment	--	5,968	-	-	-	5,968
Balance as of March 31, 2021 (unaudited)	160,255,700	$17,617	(9)	$-	$(42,843)	$(25,235)

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2022	2021
	(Unaudited)
Net cash flows from operating activities:

Net Income (loss) for the period	111,491	(10,176)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based payment	(2,568)	5,968
Reverse takeover	6,464	-
Valuation loss of long term investments	1,345	-
Depreciation of equipment and right-of-use-assets	128	3
Amortization of intangibles	62	-
INX Token based compensation	(3,698)	450
Fair value adjustment of warrant liability to advisors & underwriters	298	-
Fair value adjustment of INX Token	(118,045)	-
Impairment of digital assets	289	35
Interest on lease liabilities	2	-
Changes in operating assets and liabilities:
Decrease (increase) in account receivables	(119)	52
Decrease in prepaid expenses and related parties	1,271	352
Increase (decrease) in accounts payable and other payables	(198)	311
Decrease in accrued bonuses	(606)	(528)

Net cash used in operating activities	(3,884)	(3,533)

Net cash flows from investing activities:

Purchase of digital assets	(1,802)	(1,349)
Purchase of long-term investments	(1,345)	-
Purchase of equipment	(119)	(6)

Net cash used in investing activities	(3,266)	(1,355)

Net cash flows from financing activities:

Proceeds from Issuance of SAFE	-	570
Proceeds from issuance of INX Tokens	-	17,397
Proceeds from private placement	29,333	-
Repurchase of common shares	(10)	-
Repayment of finance lease liabilities	(146)	-

Net cash provided by financing activities	29,177	17,967

Change in cash and cash equivalents	22,027	13,079
Cash and cash equivalents at beginning of period	24,581	7,581

Cash and cash equivalents at end of period	$46,608	$20,660

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONSOLIDATED INTRIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

Three months ended March 31,
2022
(Unaudited)
Significant non-cash transactions:
Right of-use-asset recognize with corresponding lease liability	$827
Warrant liability	$4,255

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”) was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018 and its registered office is at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada.

The Company completed its initial public offering (“IPO”) during fiscal 2019 and was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV Exchange”), until November 16, 2021.

Purchase Transaction

The principal business of the Company was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein (“Qualifying Transaction”). The purpose of such an acquisition was to satisfy the related conditions of a Qualifying Transaction under the TSXV Exchange rules.

The Company entered into a definitive securities exchange agreement (the “Original Securities Exchange Agreement”) dated March 31, 2021, with INX Limited (“INX”), a company incorporated under the laws of Gibraltar and the securityholders of INX (the “INX Securityholders”), whereby the Company proposed to acquire all of the issued and outstanding securities of INX (the “Transaction”). The Original Securities Exchange Agreement was amended by the Company, INX, PI Financial Corp. and Eight Capital entering into an Amendment to the Securities Exchange Agreement dated as of July 23, 2021 (the “Amendment”, and together with the Original Securities Exchange Agreement, the “Amended Agreement”) to, among other things, extend the deadline for completion of the Transaction to January 24, 2022, subject to possible earlier termination. Subsequently, the Company, INX, the INX Securityholders, PI Financial Corp. and Eight Capital entered into an Amended and Restated Securities Exchange Agreement dated as of November 3, 2021 (the “Amended and Restated Securities Exchange Agreement”) which replaced and superseded the Amended Agreement.

Following entry into the Original Securities Exchange Agreement, the Company engaged with and made submissions to the TSXV Exchange with respect to the previously disclosed proposed Qualifying Transaction with INX. Following discussions with the TSXV Exchange, the Company was not able to complete the proposed Qualifying Transaction on the TSXV Exchange. Accordingly, the Company entered into the Amended and Restated Securities Exchange Agreement and the Company applied to voluntarily delist its common shares from the TSXV Exchange, written consent from the majority of the minority shareholders of the Company and approval of the TSXV Exchange was obtained.

The Company received conditional approval from the Neo Exchange Inc. (“Neo Exchange”) on December 31, 2021, to list the combined entity (the “Resulting Issuer”) shares. On January 10, 2022, the Company completed the Transaction with INX, whereby INX became a wholly owned subsidiary of the Company. The Transaction resulted in a reverse takeover transaction with the current shareholders of INX (pre-transaction) becoming majority of the shareholders of the Company. The Resulting Issuer will continue the business. On January 24, 2022, the Company’s shares started to trade on the NEO exchange.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development with the purpose of providing an integrated, regulated solution for trading blockchain assets, that includes a digital assets trading platform, a security token trading platform and other services and products related to the trading of blockchain assets. The Company operates in the following reportable segments:

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

●	Digital assets segment - offers integrated, regulated solution for trading blockchain assets that includes a digital assets trading platform, a security token trading platform and other services and products related to the trading of digital assets.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

INX offers trading of various blockchain assets, including digital assets and security tokens. INX has developed trading platforms that facilitate peer-to-peer professional trading services. The trading platforms are designed to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions. INX charges a fee at the transaction level. The transaction fee is calculated based on volume and as such varies as a result of the value of the transaction. The transaction fee is collected from the customers at the time the transaction is executed.

As part of INX’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under applicable law, operated through INX’s subsidiary, INX Securities, LLC (the “INX Securities Trading Platform”).

INX reserves an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by INX to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. INX does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than six months of its operations. INX intend to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders.

Holders of INX Tokens will be entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX Digital Trading Platform and INX Securities ATS.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2021, the cumulative adjusted operating cash flow activity is negative, and therefore no distribution is payable on April 30, 2022.

Organizational Structure

INX’s founding shareholders are Triple-V (1999) Ltd. (“Triple-V”), and A-Labs Finance and Advisory Ltd. (“A-Labs”), which as of March 31, 2022, own 19.87% and 7.45%, respectively, of the Company’s outstanding Ordinary shares.

The Company operates through eight wholly owned subsidiaries (INX included), four of which were recently acquired and three of which were incorporated by INX:

●	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated, regulated solution for trading blockchain assets. INX completed a SEC registered initial public offering of the INX Token.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 38 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD intends to obtain money transmitter licenses or otherwise become qualified to operate in most US states and territories by the end of 2022. INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform such as: Bitcoin, Ethereum, Zcash, Litecoin, USD Coin, GYEN, Zytara dollar, AVAX and SAND.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a registered Broker Dealer and is an SEC-registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard has served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus. INX EU plans to apply to the Cyprus Securities and Exchange Commission for a Crypto-Asset Services Provider license.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), - a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC, acquired by INX pursuant to a purchase agreement dated December 28, 2021 for nominal consideration.

●	INX Solutions Limited, incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited was a dormant company until end of March 2022. INX Solutions Limited is intended to run INX’s risk management and provides liquidity to the platforms operated by Company, commencing during the second quarter of 2022.

The following subsidiaries are currently dormant, in order to focus on specific lines of business:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX UK plans to apply to the Financial Conduct Authority (“FCA”) for an introducing broker license and to be registered as a financial services company. INX acquired all the issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX Services, Inc., a Delaware corporation.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

Assessment of going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Based on the Company’s existing cash funds and the working capital, and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance .

Covid - 19

In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies, and have led to dramatic volatility in the capital markets.

The extent to which the coronavirus pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Factors that may result in material delays and complications with respect to the Company’s business, financial condition and results of operation include the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact.

Technology risk

The blockchain technology is a nascent and rapidly changing technology and use of blockchain networks and blockchain assets in the retail and commercial marketplace remains relatively small. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect INX and the Company.

The open-source structure of blockchain software means that blockchain networks may be susceptible to malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.

Each blockchain network, including the Ethereum network, is dependent upon its users and contributors. Actions taken, or not taken, by the users or contributors of a blockchain network could damage its reputation and the reputation of blockchain networks generally.

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets.

Failure to keep up with rapid changes in industry-leading technology, products and services, and the risks above should they materialize could negatively impact INX’s and the Company’s results of operations and its financial position.

Cyber security attack risk

INX networks operate based on some form of open-source software. An open-source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

Blockchain networks may be the target of malicious attacks seeking to identify and exploit weaknesses in the software. Such events may result in a loss of trust in the security and operation of blockchain networks and a decline in user activity which could have a negative impact on the INX and on Company.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in these consolidated financial statements for the periods presented, unless otherwise stated.

a.	Basis of presentation of the interim financial statements:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements have been prepared on a cost basis, except for long-term investments, contingent consideration liability and INX Token and INX Token warrant liabilities, which are presented at fair value through profit or loss.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of the Company and companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

c.	Functional and presentation currencies:

1.	Functional currency and presentation currency:

The consolidated financial statements are presented in U.S. dollars.

The Group determines the functional currency of each Group entity:

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is carried to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement.

d.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management.

e.	Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”. As of March 31, 2022, INX has segregated $36,023 as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents amounting to $18,645 held at financial institutions and long-term investments amounting to $17,378 held by brokerage firms.

f.	Financial instruments:

1.	Financial assets are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

Debt instruments are measured at fair value through profit or loss when a financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.

Loans and receivables are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are measured subsequent to initial recognition at amortized cost.

Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

The Company grants its customers interest-free credit for periods of 30-90 days. As of March 31, 2022, there were no material past-due accounts. Accordingly, the allowance for doubtful accounts is immaterial.

3.	Financial liabilities:

Financial liabilities are initially recognized at fair value. After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities at amortized cost:

After initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

b)	Financial liabilities at fair value through profit or loss – these include financial liabilities held for trading (including the INX Token warrant liability), contingent consideration liability recognized in a business combination, and financial liabilities designated upon initial recognition as at fair value through profit or loss. Changes in the fair value of liabilities held for trading and contingent consideration are recognized in profit or loss in finance expenses. Based on the terms of the INX Token, as described in Note 1, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to at a minimum, a 10% discount on the payment of transaction fees on the INX Digital Trading Platform and INX Securities ATS. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation. INX’s obligation to make a pro rata distribution annually to the INX Token holders from INX’s Adjusted Operating Cash Flow is an embedded derivative. The Company views INX’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected in accordance with IFRS 9 to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token warrant liability is remeasured to fair value at the end of each reporting period.

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, is presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability is presented in profit or loss.

When the INX Token is used to pay for services provided by INX, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company (through its subsidiaries) is recognized as compensation expense as the services are provided.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Compound financial instruments:

Convertible debt which contains both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

5.	Simple Agreement for Future Equity (“SAFE”)

INX has entered into equity funding agreements (SAFEs) pursuant to which funds received by INX from investors will automatically be converted into the same class of share capital of INX that will be issued in a future qualifying financing, as defined in the SAFEs. The conversion price for SAFEs issued until June 2020 will be equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, and (ii) a fixed price, as set forth in the SAFEs. For SAFEs issued in June 2020, the conversion price will be equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, and (ii) a fixed INX valuation divided by the number of INX’s shares outstanding on a fully-diluted basis (as defined in the SAFEs). If there is no qualifying financing within a specified time period, the funds received will automatically be converted into Ordinary shares of the Company at the fixed price or, for the SAFEs issued in June 2020, based on the fixed INX valuation.

INX is not obligated to complete a qualifying financing or to approve the issuance of shares or dilutive securities within the term specified in the SAFE that would result in the issuance of a variable number of the INX’s equity instruments. Accordingly, as the SAFEs are a non-derivative for which the conversion price into the Company’s equity instruments is fixed at the end of its term, the consideration received from investors pursuant to the SAFEs is classified as equity. As of March 31, 2022, INX’s SAFE’s converted into Ordinary shares.

g.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

The Company classifies the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried or measured at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;
Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);
Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

For details of the fair value of the INX Token liability - See Note 5. For the fair values of INX Token warrant liability, see Note 6. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments.

h.	Digital assets:

Digital assets are measured on initial recognition at cost.

Digital assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired.

An impairment loss is recognized if the carrying amount exceeds its fair value less cost of sale.

Fair value is measured using quoted prices on active exchanges.

The Company holds the following digital assets as of March 31, 2022: BTC, ETH, LTC, USDC, USDT. The Company recorded impairment of digital assets for the three months ended March 31, 2022 and 2021 in the amount of $289 and $35, respectively.

i.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Company evaluates whether it is a principal or an agent in the arrangement. The Company is a principal when the Company controls the promised goods or services before transferring them to the customer. In these circumstances, the Company recognizes revenue for the gross amount of the consideration. When the Company is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenues from brokerage services are recorded according to the date the service was provided, or the operation was carried out.

Revenues from trading income include revenue from transactions fees and trading fees charged to customers utilizing the Group’s trading platforms.

j.	Intangible assets

Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

The useful life of intangible assets is as follows:

	Licenses	Customer relationships	Trade name	Technology

Useful life	Indefinite	Definite 9.58 years	Definite 10.58 years	Definite 8.67 years

Amortization method	Not amortized	Straight-line	Straight-line	Straight-line

l.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets. Direct acquisition costs are recorded in the statement of comprehensive income as incurred. Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

k.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Goodwill in respect of subsidiaries:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

2.	Intangible assets with an indefinite useful life that have not yet been systematically amortized:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

l.	Customer funds and funds due to customers:

Customer funds represent cash and digital assets that are held for the exclusive benefit of customers. The Company restricts the use of the assets underlying the customer funds to meet regulatory requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation under funds due to customers.

m.	Leases:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term (3 years and 9 years).

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Share based payment transactions:

Certain of the Group’s employees and other service providers are entitled to remuneration in the form of equity settled share-based payment transactions. The cost of the transactions is measured at the fair value of the equity instruments granted at grant date, using an appropriate valuation model, further details of which are provided in Note 9. The cost of the transactions is recognized in profit or loss together with a corresponding increase in equity or for share-based grants during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees/service provider become entitled to the award (the “vesting period”). The cumulative expense recognized at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of instruments that will ultimately vest.

o.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the

Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through March 31, 2022, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

p.	Income taxes:

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates used to compute the amount are those that are enacted or substantively enacted at the reporting date. Deferred tax is provided using a liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized for deductible temporary differences and the carryforward of any unused tax losses. Deferred tax assets are recognized to the extent that it is probable taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable.

q.	Property, Plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Communication & equipment	15
Office furniture and equipment	7-10
Computers and software	33
Leasehold improvements	see below

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the useful life of the improvement.

The useful life and depreciation method of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

r.	Net income (loss) per share:

Basic income (loss) per share is computed by dividing the net loss attributable to equity holders of the Company by the weighted average number of Common Shares outstanding during the period. Diluted loss per share is computed by dividing the net income (loss), as above, after adjustment for interest on the convertible loans by the weighted average number of Common Shares outstanding, as above, plus the weighted average number of Common Shares that would be issued on conversion of the convertible loans.

For the three months ended March 31, 2022, the effect of the inclusion of the weighted average number of shares that would have been issued upon the conversion of the Company’s employees stock options, convertible loans, and warrants were dilutive.

s.	Estimates and assumptions:

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 5 and Note 6.

t.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

2.

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 3: REVERSE TAKEOVER TRANSACTION

In connection with the completion of the Transaction (See note 1 – Purchase Transaction), the Company consolidated its issued and outstanding common shares (the “Consolidation”) on the basis of one (1) post-Consolidation Share for every 2.7266667 pre-Consolidation Shares outstanding on a fully-diluted basis such that immediately prior to the Closing, there were 5,124,740 Shares outstanding on a fully-diluted basis, including 1,280,000 shares issues to finders (“post consolidated shares”). The deemed value of the post-consolidated shares was $4,372 based on a per share price of $0.85 which share price is derived from the proceeds allocated to the shares issued in the contemporaneous private placement described below.

The Company issued to the shareholders of INX (excluding holders of INX Financing Shares) consideration of an aggregate of 167,331,410 post-Consolidation common shares. The common shares issued to holders of INX Financing Shares were issued on a 1:1 basis, and all other common shares will be issued on the basis of 10.4871348 common shares for each INX Share (the “Conversion Ratio”).

As part of the Transaction the Company also completed a private placement of 31,680,000 INX subscription receipts for gross proceeds of $31,283. Each unit consist of one common share and one-half of one common share purchase warrant for two years at an exercise price of CAD1.88 ($1.49) per share. As the exercise price of the warrants is denominated in CAD while the functional currency of the Company is the U.S. dollar, the warrants are accounted for as a derivative liability. The warrants were valued at $4,255 as of the date of the private placement. As of March 31, 2022, the warrants have been valued at $4,553 using the Black& Scholes model with the following assumptions:

Risk-free rate:	2.22%
Dividend yield:	Nil
Volatility factor:	83.38%
Expected life:	2 years

Agents of the private placement collectively received cash commissions of $1,951, of which $259 was allocated to the warrants and recorded as transaction fees in profit or loss.

The balance of the gross proceeds from the private placement in the amount of $27,028 was allocated to the common shares. The related cash issuance cost amounted to $1,692, and the net addition to equity amounted to $25,336.

The placement agents also received 1,810,740 Agent compensation options exercisable into one common share at an exercise price of CAD1.25 ($0.99). The options have been valued at $515 using the Black& Scholes model with the following assumptions:

Risk-free rate:	2.22%
Dividend yield:	Nil
Volatility factor:	83.38%
Expected life:	2 years

Valdy entered into advisory agreements with two advisors, each of which provides for the issuance of 1,000,000 options to purchase common shares (each, an “Advisor Option”) under the Equity Incentive Plan to the applicable Advisor, with 500,000 Advisor Options being exercisable at a price of CAD1.25($0.99) per share and 500,000 Advisor Options being exercisable at a price of CAD2.50 ($1.97) per share, and all Advisor Options expiring on the date that is five years from the Closing. The options have been valued at $1,319 using the Black-Scholes model with the flowing assumptions:

Risk-free rate:	1.51%
Dividend yield:	Nil
Volatility factor:	94.65%
Expected life:	5 years

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 3: REVERSE TAKEOVER TRANSACTION (Cont.)

In accordance with IFRS 3 “Business Combinations”, since the shareholders of INX. obtained control of the Company, the substance of the Transaction was a reverse takeover. The Transaction did not constitute a business combination since the Company did not meet the definition of a business under IFRS 3, as it was a non-operating company.

As a result, for accounting proposes, the transaction is being accountant for as a reverse takeover asset acquisition with INX Ltd. identified as the acquirer, the net assets of Valdy being treated as the acquired assets and the Valdy share-based payment transaction under IFRS 2, related to the acquisition of the public company listing. Accordingly, the consolidated financial statements are presented as a continuation of INX Ltd. Consideration paid by the acquirer for the net assets of the Company, which was measured at the fair value of the equity issued to the shareholders of the Company, amounted to $4,372 for 5,124,740 shares at CAD 1.08 ($0.85) per share with the excess amount paid above the fair value of the net assets acquired, treated as listing expense in the consolidated statement of comprehensive income.

The assets acquired and liabilities assumed at their fair value on the acquisition date are as follows:

Amount
Deemed issuance of 5,124,740 ordinary shares to shareholders of Valdy (*)	$4,372
Share based payments to Advisors	$1,834
6,206
Fair value of net assets acquired:
Cash and Cash equivalents	464
Accounts payables and accrued expenses	(133)
Net Assets	331

Listing expense	$5,875

NOTE 4: RESERVE FUND

		March 31, 2022	December 31, 2021
		USD in thousands
		(Unaudited)	(Audited)
a.	Financial assets at fair value through profit or loss:
	Corporate bonds and loans (principally) – long-term marketable investments (*)	17,378	14,036

b.	Cash and cash equivalents	18,645	21,987

		36,023	36,023

(*)	Level 1 in the fair value hierarchy

As of March 31, 2022, INX has segregated $36,023, which is restricted as Reserve Fund.

On July 13, 2021 the INX’s Board of Directors approved the Investment Policy of the Reserve Fund (See Note 2e). Per the approved Policy, the Reserve Fund shall be invested as follows: minimum 25% in cash and bank deposit, up to 20% in US Bonds, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 5: INX TOKEN LIABILITY

The number of INX Tokens that INX has distributed as of March 31, 2022 and December 31, 2021, or has an obligation to distribute is as follows:

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
Founding shareholders:
Triple-V	9,435,939	9,435,939
A-Labs	4,550,000	4,550,000

	13,985,939	13,985,939

Private Placement	10,386,148	10,386,148
Investors	1,837,999	1,837,999
Issued in the Offering	93,409,410	93,409,410
Holders of convertible loans	2,690,623	2,690,623
Employees and service providers	9,947,763	9,944,263

Total	132,257,882	132,254,382

INX Token liability	$164,597	$282,642

On August 20,2020 INX’s Form F-1 in connection with the Offering was declared as effective by the SEC.

On April 22, 2021, the INX Token Public Offering was completed. During the INX Token Offering, from August 2020 to April 2021, INX raised gross proceeds of $84,068 and sold 93,409,410 INX Tokens (excluding the 1,948,483 INX Tokens that were issued to certain Canadian investors - see below). Additionally, as of December 31, 2021, INX raised $7,622, and sold 10,386,148 INX Tokens through private placements, which were subject to a 6–12-month lockup.

INX paid $5,782 as issuance costs related to the Offering. In addition, INX has granted options to purchase 6,115,903 INX Token at an exercise price of $0.09 valued at $4,954.

In June 2021, it came to the attention of INX that during the INX Token Offering as it related to Canada, INX did not take certain steps that may be required under applicable Canadian securities laws. As a result, during July 2021 INX cancelled 1,948,483 INX Tokens that were sold to Canadian purchasers and refunded the $1,754 to such purchasers, representing the full purchase price of the INX Tokens.

The fair values of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of March 31, 2022, are as follows:

	Discount rate	Number of INX tokens	Total fair value
Not subject to lock-up	0%	101,739,670	130,227
Subject to lock-up through April 2022	7.35-7.96%	20,752,118	24,462
Subject to lock-up through April 2023	20.74%	9,766,094	9,908
Total		132,257,882	164,597

On July 28, 2021, the INX Token commenced trading on the INX Securities Trading Platform. The fair value per INX Token as of March 31, 2022 and December 31, 2021, for INX Tokens which are not subject to lock-up agreement was $1.28 and $2.2, respectively, based on the closing market price of the INX Token. The level in the fair value hierarchy is level 1.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 5: INX TOKEN LIABILITY (Cont.)

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are risk free interest, in 2021, and 2020, volatility of 63.18% - 86.90%, 62.46%-81.48%, accordingly, and the period under the lock up. The level in the fair value hierarchy applied for such tokens is level 2.

For the three months ended March 31, 2022, and 2021, the re-measurement to fair value of the INX Token liability in respect of INX Tokens resulted in an income (unrealized gain) of $118,045 and an expense (unrealized loss) of $0, respectively, which was recorded in profit or loss.

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

On December 14, 2021, INX’s Board of Directors authorized our management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens until December 31, 2022 will not exceed $5 million. Such repurchase shall be subject to the provisions of any applicable law and regulation and to the advice of our legal advisors.

On March 4, 2022, our Board of Directors authorized our management to repurchase shares of the Company (the “Repurchased Shares”) from their holders as the management deems required or desirable for the benefit of the Company pursuant to a normal course issuer bid under applicable Canadian law (“NCIB”). All the Repurchased Shares shall be canceled at such time. Repurchase of Repurchased Shares is subject to the following limitations (i) the maximum number of Repurchased Shares to be purchased does not exceed the greater of (A) such number of share constituting 10% of the shares of the Company in the Public Float, or (B) such number of share constituting 5% of the issued and outstanding listed securities of the Company during the 12-month period commencing when the Company receives approval of the NCIB, and (ii) the aggregate purchase amount of the Repurchased Shares in a certain calendar year will not exceed, together with the purchase amount of the Repurchased Tokens purchased in such calendar year (by INX), an amount of US$ 5 million. Such repurchase shall be subject to the provisions of any applicable law and regulation (including without limitation, to the rules of the NEO Exchange and Canadian securities laws) and to the advice of Company’s legal advisors.

In the three months ended March 31, 2022, the Company purchased 15,500 shares at a cost of $10.

NOTE 6: INX TOKEN WARRANT LIABILITY

a.	Composition

	March 31, 2022	December 31, 2021
Warrants granted to employees and service providers	6,116	9,814

	$6,116	$9,814

The Company has granted to directors, employees and service providers, the warrant to purchase INX Tokens upon completion of the terms set in each warrant.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 6: INX TOKEN WARRANT LIABILITY (Cont.)

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Tokens warrants:

Expected volatility of the token prices (%)	63.34% - 94.29%
Risk-free interest rate (%)	0.52% - 2.45%
Expected life of warrant (years*)	0.25 – 4
Exercise price	$0.01 - $2.86

(*)	INX Token warrant granted with no expiration date were valued as the INX Token fair value.

The liability for INX Token warrants to employees and service providers is presented at fair value based on the above inputs. The level in the fair value hierarchy is level 3. Token based compensation in the three months ended March 31, 2022 and 2021, amounted to $3,698 income and $450 expenses, respectively.

NOTE 7: RELATED PARTY TRANSACTIONS

a.	On December 31, 2021, INX entered into loan agreements with two officers of the Company in the amounts of $611 and $404, respectively. On March 24, 2022, the Board of Directors of the Company approved an increase of the total loan amount from $1,015 to $ 1,233. The loans are non-recourse and were provided in order to enable the officers to exercise INX Token warrants granted to them in connection with their services to the Company and to pay the officers income tax liability in respect of the warrants.

Subsequent to March 31, 2022, a portion of each of the loans was repaid, and INX has determined to forgive the remaining balances in order to comply with applicable law and regulation.

NOTE 8: EQUITY

Composition of share capital:

	March 31,
	2022		2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common shares with no par value	Unlimited	204,120,650	Unlimited	160,255,700

In connection with the Transaction (see Note 1), on January 10, 2022 the Company consolidated its Common shares on a 2.7266667:1 basis (the “Consolidation”). All share amounts and per share data were retroactively adjusted in these financial statements to reflect the Consolidation.

NOTE 9: SHARE-BASED PAYMENT

a.	Shares reserved for Employees Stock Option Plan:

On December 29, 2017, the INX’s Board approved a resolution to reserve 4,373,135 Ordinary shares of the Company for the purpose of an Employees Stock Option Plan (“ESOP”) and future grants to employees and consultants as the Board may approve from time to time.

INX’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) on February 22, 2021, as amended from time to time (the “Share Ownership and Award Plan” or the “Plan”), and INX’s shareholders approved the Plan on March 18, 2021.

The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares of INX to such employees, directors and consultants engaged by INX or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers who are not Gibraltar citizens and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such foreign grantees. Subject to certain capitalization adjustments, the aggregate number of Ordinary Shares that may be issued pursuant to share awards under the Plan may not exceed 13,516,679 Ordinary Shares.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 9: SHARE-BASED PAYMENT (Cont.)

b.	Share options and warrants granted to employees and service providers:

1.	Upon the adoption of a Plan by the Company, certain employees received 6,148,198 options exercisable into Ordinary shares of the Company at a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. The options vest over periods of three to four years. The options are exercisable for a period of 10 years from the date of grant. On February 21, 2021, following to the adoption of the Plan, the Company granted to these employees 6,148,198 options at an exercise price of $0.03-$0.13 per share.

2.	On March 15, 2022, two officers received 5,036,132 restricted shares of the Company at cashless basis with vesting period of three to five years.

3.	On March 25, 2021, INX granted to two U.S. employees, effective as of April 1, 2021, options to purchase 4,233,761 Ordinary Shares of INX at an exercise price of $1.06 per share, vesting period over 3 years.

4.	On March 15, 2022, the Company granted certain employees and a service provider, effective as of March 15, 2022, options to purchase 5,129,334 Common Shares of the Company at a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options with vesting period of over 4 years.

5.	On March 24, 2022, the Company granted one employee, effective as of March 24, 2022, options to purchase 509,617 Common Shares of the Company at a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options with vesting period of over 4 years.

c.	As of March 31, 2022 and December 31, 2021, 11,522,179 and 4,015,293 options, respectively, were exercisable. The Company has recorded income of $2,568 and expense of $5,968 for the three months ended March 31, 2022 and 2021, respectively.

d.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted to employees using the Black- Scholes option pricing model:

	March 31, 2022	December 31, 2021
Expected term (years)	10	10
Expected volatility	93.27%-94.67%	94%-94.67%
Estimated exercise price	0-11.126	0.392-11.126
Risk-free interest rate	1.37%-2.38%	1.37%-1.71%
Dividend yield	0	0

e.

The company records a share-based payment according to the fair market value at the end of each period to grants whose exercise price has not yet been determined.

Once the options are officially granted by the board of directors and the exercise price is being determined, the Company sets the share based payment amount straight forward from the official grant.

THE INX DIGITAL COMPANY INC

Notes to CONSOLIDATED interim Financial Statements

For the Three Months Ended March 31, 2022 and 2021

U.S. dollars in thousands (except share, per share and per token data)

NOTE 10: OPERATING SEGMENTS

a.	General:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of the business units and has operating segments as follows:

1.	The brokerage segment - facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	The digital assets segment - development and operation of an integrated, regulated solution for trading blockchain assets that includes a cryptocurrency trading platform, a security token trading platform and other services and products related to the trading of blockchain assets.

b.	Reporting operating segments:

	Brokerage segment	Digital assets segment	Total
	USD in thousands
Three months ended March 31, 2022:

External customers	1,336	225	1,561
Inter-segment revenues	-	-	-

Total revenues	1,336	225	1,561

Segment income (loss)	459	(7,013)	(6,554)

Unallocated corporate expenses
Other expenses			118,045
Finance income (expense), net			-

Profit before taxes on income			111.491

NOTE 11: SUBSEQUENT EVENT

The Board of directors of the Company approved the executive employment agreement with Ms. Renata Szkoda (“Ms. Szkoda”) as the Chief Financial Officer of the company and its affiliates, instead of Mr. Gadi Levin (“Mr. Levin”) effective as of May 2, 2022. Mr. Levin continues to service the Company and its subsidiaries until the completion the of overlapping all responsibilities to Ms. Szkoda.

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